Exhibit (d)(7)
SSgA Funds Management Inc.
One Lincoln Street
Boston, MA 02111
April 28, 2011
David James, Secretary
State Street Institutional Investment Trust
4 Copley Place, 5th floor, CPH 0326
Boston, MA 02116
Dear Mr. James:
     This letter serves to inform the State Street Institutional Investment Trust (the “Trust”) that SSgA Funds Management, Inc. (“SSgA FM”), as investment adviser to State Street Equity 2000 Index Fund (the “Fund”), intends to continue to cap the total annual operating expenses of the Fund (exclusive of pass-through expenses of the Equity 2000 Index Portfolio, non-recurring account fees and extraordinary expenses) at 0.05% (on an annualized basis) of the Fund’s average daily net assets and to establish a revised renewal date, from December 31, 2011 to April 30, 2012.
     This waiver initially went into effect on April 29, 2010 and is subject to automatic renewal for successive annual periods, until such a time as when SSgA FM provides notice to the Fund of its intent not to renew prior to the start of the next annual period. This waiver may not be terminated without prior approval from the Board of Trustees. The terms of the waiver are subject to the terms and conditions of the Investment Advisory Agreement between SSgA FM and the Trust, dated May 1, 2001 and as amended from time to time.
SSgA Funds Management, Inc.

By:	/s/ James Ross

Name:	James Ross
Title:	President